NETWORK CN INC.

Securities and Exchange Commission

August 17, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Network CN Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Response Dated June 26, 2023

File No. 000-30264

Ladies and Gentlemen:

I am submitting this letter and the following information in response to a letter, dated August 4, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10K/A for Fiscal Year Ended December, 2022 (the “Form 10-K/A") of Network CN Inc. (the “Company”, “we”, “our” or “us”) ) filed to the Commission on June 29, 2023. Concurrently with the submission of this letter the Company is filing Form 10-K/A (the “Form 10-K/A”) via EDGER with the Commission.

To facilitate your review, we have separately delivered to you today a copy of the Form 10-K/A, marked to show changes since our last submission of the Form 10-K.

The Staff’s comments are repeated below in bold and italic, and are followed by the Company’s response. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 10-A.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1.	We note your response to comment 3 and reissue in part. Please disclose prominently that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries.

RESPONSE

The Company has revised Item 1 Business on page 1 the Form 10-K/A on page 1 to respond to the Staff’s comments.

2.	We note your response to comment 9 and reissue in part. Please affirmatively state that you have no such cash management policies that dictate how funds are transferred. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE

The Company has revised its disclosures in the section of Item 1. Business under the subsection of “Transfer of Cash to and From Our Subsidiaries” at page 3 to 4 of the Form 10-K/A and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 41 to 42 of Form 10-K/A. We considered the disclosures under “Transfer to and From Our Subsidiaries” disclosed our cash management policies that dictate how funds are transferred.

香港九龍尖沙咀科學館道9號新東海商業中心7樓705B室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

August 17, 2023

3.	We note your response to comment 11 and reissue in part. We note your conclusion that other than the business license, you are "not required to obtain permit and approval from Chinese authorities to operate our business and to offer the securities being registered to foreign investors." If you did not rely upon an opinion of counsel in coming to this conclusion, state as much and explain why such an opinion was not obtained.

RESPONSE

The Company has revised the disclosure in Item 1. Business subsection “Permission or Approvals Required from the PRC Authorities with respect to the Operations of our PRC Subsidiaries” on page 2 of Form 10K/A.

4.	We note your response to comment 13 and reissue in part. Please revise your disclosure so that each summary risk factor related to your operations in Hong Kong and China includes a specific cross-reference to the individual detailed risk factor, including the title and page number of the relevant risk factor.

RESPONSE

The Company appreciates the Staff’s comments and have revised the Company’s disclosures in Item 1. Business under the subsection “Summary of Certain Risks Associated with Our Businesses” on page 5 to 6 of the Form 10-K/A.

Please do not hesitate to contact me at s.cheng@ncnmedia.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Shirley Cheng
Shirley Cheng
Chief Financial Officer